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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 3)




                            Seal Holdings Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.20 per share
                         (Title of Class of Securities)

                                   812070 10 0
                                 (CUSIP Number)

                              Stuart L. Rosow, Esq.
                               Proskauer Rose, LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                                 (212) 969-3000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


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CUSIP No. 812070 10 0                13D
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           M. Lee Pearce, M.D.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*                    00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    USA
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  NUMBER OF    |  7  |   SOLE VOTING POWER              30,073,180
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER             2,000,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         30,173,180
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER        1,200,000
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,073,180
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [X]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          94.4%
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   14     TYPE OF REPORTING PERSON*
          IN
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Item 4.  Purpose of Transaction

Pursuant to that certain letter dated September 30, 1999, the Reporting Person agreed to make available to the Issuer up to $10 million in funding (the "Funding Commitment") for working capital purposes and to enable the Issuer to enter into acquisitions and other transactions, as approved by the Issuer's Board of Directors. In connection with the Funding Commitment, the Reporting Person and certain of his affiliates contributed $4,050,000 (the "Funds") to the Issuer, approximately $3,200,000 of which was used by the Issuer to fund an investment in Healthology, Inc. ("Healthology") and $850,000 of which was used by the Issuer for operating expenses and to pay for certain costs and expenses incurred in connection with the Healthology transaction. In consideration of the contribution of the Funds by the Reporting Person, the Issuer issued to the Reporting Person 771,428 shares of the Issuer's Class A Common Stock ("Class A Common Stock") at a purchase price of $5.25 per share. In accordance with the Funding Commitment, the Reporting Person has also agreed to contribute up to an additional $5,950,000 (the "Additional Funds") to the Issuer. Once the Additional Funds are contributed, the Issuer will issue the Reporting Person a warrant to purchase up to an additional 1,133,333 shares of Class A Common Stock at a purchase price of $5.25 per share.

(a)-(j) Other than as provided in this Schedule 13D/A (Amendment No. 3), the Reporting Person does not have any plans with respect to his securities of the nature set forth in Item 4(c)-(j); however, the Reporting Person may, from time to time, acquire additional shares or dispose of the shares which he owns. In addition, the Reporting Person is aware that the Issuer explores, from time to time, potential business combination opportunities which may result in the acquisition by others of additional securities of the Issuer or the disposition of securities of the Issuer or which may result in a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.


Item 5.   Interest in Securities of the Issuer

(a) The number of shares of Class A Common Stock beneficially owned by the Reporting Person is equal to 31,373,180, which constitutes 92.4% of the outstanding shares of Class A Common Stock of the Issuer as of March 31, 2000.

(b) The Reporting Person has the sole power to vote 30,073,180 shares of Class A Common Stock, including 700,000 shares of Class A Common Stock held by Broward Trading Corp., an entity owned 100% by the Reporting Person. As disclosed in Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission ("SEC") on October 6, 1999, all of such 700,000 shares are subject to options granted to certain executives (or an affiliate of an executive) of affiliates of the Issuer and the Reporting Person pursuant to option agreements. Additionally, as disclosed in Amendment No. 1 to Schedule 13D filed with the SEC on June 14, 1999, the Reporting Person has shared power with Robert G. Tancredi ("Tancredi") to vote or to direct the vote of 2,000,000 shares of Class A Common Stock held of record by PearTan LLC ("PearTan"). The Reporting Person has the sole power to direct the disposition of 30,173,180 shares of Class A Common Stock, including 800,000 shares of Class A Common Stock held of record by PearTan. The Reporting Person has shared power with Tancredi to direct the disposition of the remaining 1,200,000 shares of Class A Common Stock held of record by PearTan.

(c) There have not been any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on
Schedule 13D, whichever is less, by the Reporting Person, other than as described herein.

(d)      Not applicable.

(e)      Not applicable.


Item 7. Material To Be Filed as Exhibits

(a)      Funding Commitment by the Reporting Person. (1)


(1) Incorporated by reference from an exhibit to the Issuer's Current Report on Form 8-K (File No. 000-05667), as filed October 15, 1999.




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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 6, 2000





                                                  /s/  M. Lee Pearce
                                                  ------------------------
                                                       M. Lee Pearce, M.D.